TELIPHONE CORP

March 17, 2010

VIA EDGAR

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
Washington, D.C. 20549

File No. 0-28793

Re: Teliphone Corp. comment letter dated January 29, 2010

Dear Mr. Spirgel:

Teliphone Corp. ("we" or the "Company") has reviewed your letter dated January 29, 2010.  Under each of the Staff's comment (which, for your convenience, we have reprinted below), we have provided a response.  Please feel free to contact us at any time if you have questions or need additional information.

Form 10-K for the year ended September 30, 2009

1.	Please note that your correct file number is 0-28793.

RESPONSE

We have noted your comment and undertake to correct the file number in all prospective filings.

Financial Statements

Note 11 – Acquisition of certain assets and liabilities (Dialek Telecom), page F-31

2.
We note that you characterized as goodwill the value assigned to customer contracts.  Customer contracts and related customer relationships are intangible assets that meet the contractual-legal criterion and therefore should be recognized as assets apart from goodwill and amortized over the estimated useful life in accordance with paragraph 805-20-25-10 and paragraph 350-30-35-6.  Please revise accordingly.

RESPONSE

Upon review of our disclosure in Note 11 and MD&A, we believe that we have correctly accounted for the transaction involving our acquisition of certain assets and liabilities of Dialek Telecom on February 15, 2008.  However, we understand the Staff’s confusion relating to our description of this transaction and have provided more detail of the transaction below in order to demonstrate that our characterization of the goodwill in connection with this transaction was appropriate.

Teliphone Corp.
194 St-Paul West Suite 303
Montreal, Quebec, Canada, H2Y 1Z8
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

Prior to our acquisition, on February15, 2008, of certain assets and liabilities of Dialek Telecom, Dialek Telecom was in the business of providing resale telecommunication solutions to business and residential customers.  Following the acquisition, Dialek Telecom effectively exited this business, as we had acquired substantially all of its assets, including its website which we now operate.  For this reason we determined that goodwill would be the most appropriate designation on our balance sheet to properly represent the net book value of the liabilities assumed.  No service contracts were acquired, as there was no guarantee that the customers would continue to be serviced by us.  As such, the goodwill on our balance sheet does not require any amortization, but requires an annual impairment test of the asset, which has been performed under audit for the Fiscal Years ended September 30, 2008 and 2009.

We will undertake to revise our description of the Dialek Telecom transaction in prospective filings in order to clarify that we acquired a business and did not acquire service contracts for which either the customer or we were under any obligation to continue service.

Note 12 – Acquisition of certain assets and liabilities (Orion Communications), page F-32

3.	Provide us with more details about the assignment agreement where you and 9191 agreed to share 50% each of the gross benefits received from the customer base.

RESPONSE

The Company filed the assignment agreement as Exhibit 10.1 to its Current Report on Form 8-K filed on May 8, 2009.  The nature of the agreement was such that 9191-4200 Quebec Inc. (“9191”) assigned the clients of Orion Communications Inc. ("Orion") to the Company based on the assignment rights that it had received from Orion.

The Company was to deliver telecommunications services to the assigned clients and return, in the form of a sales commission, 50% of the gross benefit of the proceeds derived from the clients.  It was also understood in the agreement that the Company would not issue payments against the 50% gross benefit sharing arrangement until the Company had recovered the amount of funds invested by the Company in Orion’s clients.  In addition, payments under the "gross benefit sharing arrangement” would commence only after the customer base achieved $767,840 in profits, which would, under the gross benefit sharing arrangement, give rise to a payment to the assignors of 50% of $767,840, or $393,920.

4.	Addressing paragraph 805-10-15-3, tell us in detail why you concluded that you acquired a business.

RESPONSE

In response to this comment, the Company provides on a supplemental basis the following facts considered which led the Company to conclude pursuant to 805-10-15-3 that it acquired a business:

•
The Company acquired from 9191 all, and not less than all, of its clients to which it provided service under certain service contracts and these assets constituted all or substantially all of the assets of 9191.

•
The acquisition from 9191 not only included certain assets, but also included an assumption of the liabilities associated with the acquired assets under the terms of the agreement entered into between the parties.

Teliphone Corp.
194 St-Paul West Suite 303
Montreal, Quebec, Canada, H2Y 1Z8
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

•
The business or ongoing operations of 9191 ceased to exist after the transaction because it had transferred all of the assets necessary to sustain its operations.  In other words, the assets transferred in the transaction constituted those assets necessary for 9191 to continue its then present operations.

•
Although the agreement is titled “Assignment Agreement” which may, inaccurately, suggest that the Company did not acquire a business, the substance of the transaction based on the foregoing supports the determination that the Company acquired a business.

5.	Tell us whether you are recognizing revenues generated from the services provided to these customers on a gross basis.

RESPONSE

We have noted your comment and confirm that we are recognizing revenues generated from the services provided on a gross basis, as the Company is invoicing the customers of Orion directly for all services being provided by the Company.

Item 9A Controls and Procedures, page 39

6.
It does not appear that your management has performed its assessment of internal control over financial reporting as of September 30, 2009.  Since you were required to file or filed an annual report for the prior fiscal year, it appears that you are required to report on your management’s assessment of internal control over financial reporting. In performing your evaluation, you may find the following documents helpful: (document references).

RESPONSE

In response to this comment, the Company respectfully advises the Staff that it did perform its assessment of its internal control over financial reporting as of September 30, 2009, but erroneously omitted from its Annual Report on Form 10-K for the year ended September 30, 2009 (the "2009 Annual Report") the management's report on its assessment.  The Company will undertake to revise its disclosure in an amendment to its 2009 Annual Report to provide management’s report on its assessment of internal control over financial reporting as of September 30, 2009.

7.
Please note that the definition of disclosure controls and procedures provided in Rule 13a-15(e), indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at (web address provided), failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely in its Exchange Act Reporting.  It appears to us that your failure to provide your report on internal control over financial reporting on a timely basis appears to be a clear indicator that your disclosure controls and procedures were not effective as of the end of the fiscal year.  The omission of a material disclosure on a timely basis, even if inadvertent, is a strong indicator the disclosure controls and procedures are ineffective.  In light of these facts, it appears that you should amend the 10-K to disclosure that your disclosure controls and procedures were not effective as of the end of the fiscal year.

Teliphone Corp.
194 St-Paul West Suite 303
Montreal, Quebec, Canada, H2Y 1Z8
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

RESPONSE

In response to this comment, the Company will undertake to revise its disclosure in an amended 2009 Annual Report to state that the Company’s disclosure controls and procedures were not effective at a reasonable assurance level as of the end of the fiscal year.  The Company will also undertake to provide the same revised disclosure in an amended Quarterly Report for the period ended September 30, 2009.
The Company is proposing to revise its disclosure by providing the following:

“Based upon the evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective at a reasonable assurance level to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Our conclusion is based primarily on our inadvertent failure to file our management's assessment of internal controls over financial reporting in connection with the filing of our annual report on Form 10-K for the period ending September 30, 2009, which failure stems, we believe, primarily from the fact that we have limited personnel on our accounting and financial staff.  We are in the process of considering changes in our disclosure controls and procedures in order to address the aforementioned failure to timely file the assessment.”

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ George Metrakos

George Metrakos

President & CEO
Teliphone Corp.

Tel: 514-313-6010
e-mail: gmetrakos@teliphone.ca

Teliphone Corp.
194 St-Paul West Suite 303
Montreal, Quebec, Canada, H2Y 1Z8
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

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